Exhibit 99

August 29, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby inform that Mr. Sashidhar Jagdishan (DIN: 08614396) has conveyed today, his decision to not seek his re-appointment as the Managing Director & Chief Executive Officer (MD&CEO) of the Bank.

At its meeting held today, the Board of Directors took note of Mr. Sashidhar Jagdishan’s communication to not seek reappointment. Despite persuasion, Mr. Jagdishan reiterated his decision to not seek reappointment. Accordingly, he shall retire from the services of the Bank upon the close of business hours on October 26, 2026.

The Board deeply appreciated his commitment, leadership, contribution to the growth, stability of the Bank and his role in successful completion of one of the largest mergers in corporate India. The Board conveyed its best wishes to him in his future endeavors.

The Board decided to fast-track the process for selection and appointment of his successor well within time.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight